Mail Stop 3561

                              February 2, 2006


Mr. Daniel Guez
Chief Executive Officer, President and Secretary
People`s Liberation, Inc.
150 West Jefferson Boulevard
Los Angeles, CA 90007

      Re:	People`s Liberation, Inc.
Registration Statement on Form SB-2
      Filed January 9, 2006
      File No. 333-130930
      Form 10-KSB for Fiscal Year Ended September 30, 2005
      Filed November 3, 2005
		File No. 333-0-16075

Dear Mr. Guez:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15

1. Please supplement the discussion of your results of operations to indicate whether your operating results represent trends expected to continue into the future. Additionally, please discuss any known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to have a material effect on financial condition and/or operating performance. Also discuss any key performance indicators that are used to manage the business and would be material to investors. Refer to Item 303(b) of Regulation S-B and
SEC Release No. 33-8350.

Liquidity and Capital Resources, page 21

2. Please disclose any material commitments for capital expenditures, indicate the general purpose of the commitments(s) and the anticipated source of funds. Refer to Item 303(b)(iii) of Regulation
S-B.

Financial Statements, page F-1

General

3. Please update the financial statements included in the filing to comply with Item 310(g) of Regulation S-B. In doing so, please consider including appropriate disclosures relating to:

* the reverse merger (recapitalization) and stock split;
* the conversion feature embedded in the series A convertible preferred stock and the warrants issued in the private placement transaction;
* earnings per share computations required by paragraph 40 of FAS
128; and
* pro forma income taxes and earnings per share for the most recent year.

Report of Independent Registered Public Accounting Firm, page F-2

4. Please revise to eliminate the reference to generally accepted auditing standards as established by the Auditing Standards Board (United States). Please also revise to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Your current audit report, which refers to the "auditing" standards of the Public Company Accounting Oversight Board (United States) is not sufficient in this regard as the reference to the standards of the PCAOB should not be limited in any way. Refer to PCAOB Auditing Standard No. 1 and SEC Release 34-49707.

Combined Financial Statements as of September 30, 2005 and for the Nine Months Ended September 30, 2005 and 2004, page F-16

Notes to Combined Financial Statements, page F-20

5. We note that you sell your products internationally to Mexico, Canada, the United Kingdom and Japan. To the extent that your international sales are material, please present the revenue disclosures prescribed by paragraph 38 of SFAS 131.

Signatures, page II-8

6. Please include the signature of your controller or principal accounting officer as required by the instructions for signatures in
Form SB-2. Please note that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the registration statement.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 8A.  Controls and Procedures, page 17
7. We note your disclosure that your disclosure controls and procedures have been designed "to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. As such, in future filings, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibit 31.1
8. In future filings, please revise to omit "quarterly" from paragraphs 2 of your certificate so it just refers to "report." Also you have repeated the same language in paragraphs 4(b) and 4(c). In future filings, please revise your certificate to eliminate this redundant language. Refer to Item 601(b)(31) of Regulation S-B and
SEC Release No. 33-8618.


Form 8-K Filed on November 25, 2005

General

9. We note that you did not file the audited financial statements of
Bella Rose, LLC in accordance with Item 310(c) of Regulation S-B.
Please advise or revise.

Exhibit 99.4

Pro Forma Statements of Operations

10. Please tell us why you have included the $38,588 adjustment in the selling, general and administrative expenses line item given that these expenses do not appear to be directly attributable to the exchange transaction. Refer to Rule 11-02(b)(6) of Regulation S-X and revise if appropriate.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

		You may contact Yong Kim at (202) 551-3323 or William Thompson at (202) 551-3344 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.


									Sincerely,



									William Choi
									Accounting Branch
Chief


John McIlvery, Esq.
Stubbs Alderton & Markiles
FAX (818) 444-4520


Mr. Daniel Guez
People's Liberation, Inc.
February 2, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE